UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on July 27, 2021

DATE, TIME AND PLACE: On July 27, 2021, at 3 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest on Equity, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2022, for the declaration and payment of Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws, in the gross amount of R$ 3,400,000,000.00 (three billions and four hundred million reais), corresponding to R$ 0.43404493761 per common share, R$ 0.47744943137 per preferred share and R$ 0.91149436899 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 2,890,000,000.00 (two billion, eight hundred and ninety million reais) corresponding to R$ 0.36893819697 per common share, R$ 0.40583201667 per preferred share and R$ 0.77477021364 per Unit, except for immune and/or exempt shareholders.

The matter was discussed and approved by all the attending Directors.

It remained formalized that (i) the shareholders registered on the Company’s books by the end of August 4th, 2021 (including) will be entitled to the Interest on Equity hereby approved. Therefore, as of August 5th, 2021 (including), the Company’s shares shall be traded “Ex-Interest on Equity”; (ii) the Interest on Equity approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2021; and (b) shall be paid on September 3rd, 2021, with no compensation of monetary restatement; (iii) the amount of Interest on Equity proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to

[Free English Translation]

take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v) the support documents of the mentioned declaration and payment of Interest on Equity shall be kept filed at the Company’s headquarters.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors. São Paulo, July 27, 2021.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer